# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: vTv Therapeutics Inc., CIK 0001641489
CUSIP: 918385204
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3980 Premier Dr, Suite 310, High Point, North Carolina (NC), 27265
Date of event which requires filing of this statement: 08/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002077247

## Reporting persons
- Trails Edge Capital Partners, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 340,536; shared voting power 0; sole dispositive power 340,536; shared dispositive power 0; aggregate amount beneficially owned 340,536 (9.9% of the class)
  Comment: See Item 4 for additional information.
- Trails Edge Biotechnology Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 340,536; shared voting power 0; sole dispositive power 340,536; shared dispositive power 0; aggregate amount beneficially owned 340,536 (9.9% of the class)
  Comment: See Item 4 for additional information.
- Ortav Yehudai: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 340,536; shared voting power 0; sole dispositive power 340,536; shared dispositive power 0; aggregate amount beneficially owned 340,536 (9.9% of the class)
  Comment: See Item 4 for additional information.

## Item 1. Issuer
Name of issuer: vTv Therapeutics Inc.
Address of issuer's principal executive offices: 3980 Premier Dr, Suite 310 High Point, NC 27265

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by Trails Edge Capital Partners, LP, a Delaware limited partnership ("Trails Edge Capital"). Trails Edge Capital is the investment manager to Trails Edge Biotechnology Master Fund, LP, a Cayman Islands limited partnership ("Trails Edge Biotechnology") and Ortav Yehudai ("Mr. Yehudai"), the Chief Investment Officer of Trails Edge Capital. Each of Trails Edge Capital, Trails Edge Biotechnology and Mr. Yehudai are referred to individually as a "Filer" and collectively as the "Filers".
Address of principal business office or, if none, residence: The address for each Filer is 3455 Peachtree Road NE, 5th Floor, Atlanta, GA 30326.
Citizenship: See Item 4 of the cover page of each Filer.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of August 29, 2025, each Filer may be deemed to beneficially own an aggregate of 340,536 shares of Class A common stock (the "Common Stock"), par value $0.01 (the "Shares"), of vTv Therapeutics Inc. (the "Issuer"). The 340,536 Shares reported as beneficially owned on this Schedule 13G by each Filer consists of the following: (i) 231,000 Shares held directly by Trails Edge Biotechnology, and (ii) 109,536 Shares underlying prefunded warrants (the "Pre-Funded Warrants") held directly by Trails Edge Biotechnology. The securities beneficially owned by each Filer excludes (i) 314,835 Shares underlying Pre-Funded Warrants, and (ii) 655,371 Shares underlying warrants (the "Common Warrants" and, together with the Pre-Funded Warrants, the "Warrants"), each of which contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after the exercise, the holder (together with the holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates, including the other Filers) would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the Warrants. As a result, Trails Edge Biotechnology beneficially owns 9.9% of the outstanding Shares of the Issuer as of August 29, 2025 (the "Event Date"). Trails Edge Capital, as the investment manager to Trails Edge Biotechnology, may be deemed to beneficially own these securities. Mr. Yehudai, as the Chief Investment Officer of Trails Edge Capital, exercises voting and investment discretion with respect to these securities and as such may be deemed to beneficially own 9.9% of the outstanding Shares of the Issuer as of the Event Date. Ownership percentages are based on (i) 2,617,215 shares of Common Stock issued and outstanding as of August 12, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the Securities and Exchange Commission on August 12, 2025, and (ii) 682,018 shares of Common Stock issued subsequent to August 12, 2025 as disclosed by the Issuer.
Percent of class: 9.9% %
Sole power to vote or to direct the vote: 340,536
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 340,536
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Trails Edge Capital Partners, LP: By: Trails Edge Capital Partners, LLC, GP of Trails Edge Capital Partners, LP /s/ Ortav Yehudai, Ortav Yehudai / Chief Investment Officer of Trails Edge Capital Partners, LLC (09/08/2025)
- Trails Edge Biotechnology Master Fund, LP: By: Trails Edge GP, LLC, GP of Trails Edge Biotechnology Fund GP, LP, GP of Trails Edge Biotechnology Master Fund, LP /s/ Ortav Yehudai, Ortav Yehudai / Chief Investment Officer of Trails Edge GP, LLC (09/08/2025)
- Ortav Yehudai: /s/ Ortav Yehudai, Ortav Yehudai / Individual (09/08/2025)